SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                       13-3152648
   (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                      Identification No.)

                    200 NORTH WESTLAKE BOULEVARD, SUITE 202,
               WESTLAKE VILLAGE, CALIFORNIA 91362 (805) 381-2700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                             ----------------------
                                 STEPHEN F. ROSS
                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                     200 NORTH WESTLAKE BOULEVARD, SUITE 202
                       WESTLAKE VILLAGE, CALIFORNIA 91362
                                 (805) 381-2700
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             ----------------------
                                   Copies to:

                              MURRAY MARKILES, ESQ.
                    TROOP STEUBER PASICH REDDICK & TOBEY, LLP
                       2029 CENTURY PARK EAST, 24TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 728-3000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
=============================================================================================
                                   Proposed Maximum    Proposed Maximum
Title Of Shares     Amount To Be    Aggregate Price        Aggregate             Amount Of
To Be Registered     Registered      Per Share(1)      Offering Price(1)     Registration Fee
----------------    ------------   ----------------    -----------------     ----------------
  Common Stock      3,375,000(2)        $1.5625           $5,273,438             $1,392
=============================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average high and low prices of Registrant's Common Stock reported on the Nasdaq SmallCap Market on April 20, 2000.

(2) Consists of up to 2,700,000 shares of Common Stock issuable upon exchange of Series B Exchangeable Preferred Stock and 675,000 shares of Common Stock issuable upon exchange of Warrants.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED APRIL 25, 2000


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   PROSPECTUS

                     DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                        3,375,000 SHARES OF COMMON STOCK

     The persons listed in this Prospectus under the caption "Selling Security Holders" may from time to time offer and sell up to 3,375,000 shares of our common stock. The selling security holder(s) will acquire up to 2,700,000 of these shares upon the exchange of exchangeable preferred stock. The selling security holder(s) will acquire 675,000 of these shares upon the exercise of warrants.

     The common stock is quoted on the Nasdaq SmallCap Market under the symbol "DMDS" and is listed on the Boston Stock Exchange under the symbol "DMD." On April 20, 2000 the high and low prices of the Common Stock as quoted on the Nasdaq SmallCap Market were $1.75 and $1.375, respectively.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    INVESTING IN THE SHARES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


                                    ---------------

                     The date of this prospectus is April __, 2000

     PROSPECTIVE PURCHASERS OF THESE SHARES SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO IT. NEITHER THE COMPANY NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SHARES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                                TABLE OF CONTENTS

                                                                           PAGE

ABOUT DENTAL/MEDICAL DIAGNOSTIC SYSTEMS......................................4

RISK FACTORS.................................................................5

LEGAL PROCEEDINGS ..........................................................15

USE OF PROCEEDS.............................................................16

SELLING SECURITY HOLDERS....................................................17

PLAN OF DISTRIBUTION........................................................19

WHERE YOU CAN FIND MORE INFORMATION.........................................21

LEGAL MATTERS...............................................................22

EXPERTS.....................................................................22

                     ABOUT DENTAL/MEDICAL DIAGNOSTIC SYSTEMS

Dental/Medical Diagnostic Systems, Inc. designs, develops, assembles and markets high technology dental equipment and related consumables. Our best selling product during 1999 was the tooth curing and whitening devise known as the "Apollo 95E." We also market and sell a line of whitening gels known as "Apollo Secret" for use with the Apollo 95E and a line of composite resin materials known as "ASAP - Accelerated Solutions for Aesthetic Procedures," also for use with the Apollo 95E. Due to less than expected sales, we discontinued the composite product line in the first quarter of 2000. In addition, we manufacture and sell intraoral camera systems, known as the "TeliCam II System," and "TeliCam Elite," and a multi-operatory intraoral camera system, known as the "InTELInet," for use in connection with the TeliCam II System and TeliCam Elite. TeliCam System II and Elite systems sales have recently been below levels of prior comparable periods, a trend that we expect to continue. In September of 1999, we introduced a digital dental x-ray device known as "MPDx-MegaPixel Diagnostic System or MPDx."

Apollo Secret power whitening offers the following benefits:

     o the procedure causes less patient discomfort compared to competing technologies;

     o the procedure can be performed by a dental assistant or hygienist in most states, generally in less than 40 minutes;

     o    the procedure may whiten the patient's teeth up to ten shades lighter;
          and

     o    the procedure causes no surface damage to the tooth enamel or pulp.

We have the exclusive rights to market products to the dental market incorporating certain digital x-ray technology developed by Suni Imaging Microsystems, Inc. Suni keeps the rights to developed microchip technology underlying the x-ray system it develops for us. Digital x-ray systems, including competitive systems currently on the market, reduce radiation exposure compared to conventional x-ray systems and allow dentists to view x-ray images in real-time without the time-consuming process of film development and eliminate the need to use and dispose of chemicals required to develop conventional x-ray film. The technology developed for us by Suni offers the following benefits:

     o    improved image quality;

     o    competitive pricing; and

     o    database storage and recall of images.

We were organized in New York in 1981 under the name Edudata Corporation and reincorporated in Delaware in 1983. Our principal executive offices are located at 200 North Westlake Boulevard, Suite 202, Westlake Village, California 91362. Our telephone number is (805) 381-2700.

                                  RISK FACTORS

     Investment in the shares covered by this prospectus involves a significant degree of risk. You should carefully consider all of the information in this prospectus, and, in particular, should evaluate the following risks related to an investment in the shares.

We have a limited operating
history upon which to evaluate our
likelihood of success.

We have only manufactured and distributed our digital x-ray systems since September 1999, our TeliCam systems since October 1995 and our Apollo 95E since March 1998. Therefore, we have a limited relevant operating history upon which to evaluate the likelihood of our success. Factors such as the risks, expenses and difficulties frequently encountered in the operation and expansion of a new business and the development and marketing of new products must be considered in evaluating the likelihood of our success.

We have a history of losses and
accumulated deficit and this trend
of losses may continue in the future.

For the period from October 23, 1995 to March 2, 1996, we incurred a net loss of $1,625,213. For the fiscal year ended December 31, 1997 we had a net loss of $2,044,729, for the fiscal year ended December 31, 1998 we had a net loss of $1,816,702, and for the fiscal year ended December 31, 1999 we had a net loss of $6,727,638. At December 31, 1999, our accumulated deficit was $12,077,131. Our ability to obtain and sustain profitability will depend, in part, upon the successful marketing of our existing products and the successful and timely introduction of new products. We can give no assurances that we will achieve profitability or, if achieved, that we will sustain profitability.

Fluctuation in quarterly results may
result in declines in our stock price.

Certain quarterly influences may affect our business. Historically, sales have been generally higher in the fourth quarter due to the purchasing patterns of dentists in the United States and have been generally lower in the first quarter due primarily to the effect upon demand of increased purchases in the prior quarter. Historically we have experienced lower sales in the summer months as a result of holiday vacations and fewer trade shows. These fluctuations in quarterly operating results could result in increased volatility, including significant declines, of the trading price of our common stock.

One of our primary products has had a
significant decline in sales and if this decline continues we may not be able to achieve or sustain profitability.

The TeliCam systems, together with related products such as the InTELInet system, and the Apollo 95E have been our primary products since inception. We believe that the market for intraoral cameras, such as the TeliCam systems, is a market that has declined. TeliCam systems sales have recently been at or below levels of prior comparable periods, a trend which we expect to continue.

As a result of the decline in sales of the TeliCam, our future depends on our ability to develop and introduce new products.

As a result of the decline in the intraoral camera market, our future depends upon our ability to develop and successfully introduce new products to make up for the diminished sales of the Telicam systems. Development of new product lines is risk intensive and often requires:

     o    long-term forecasting of market trends;

     o    the development and implementation of new designs;

     o    compliance with extensive governmental regulatory requirements; and

     o    a substantial capital commitment.

Also, the medical and dental device industry is characterized by rapid technological change. As technological changes occur in the marketplace, we may have to modify our products in order to become or remain competitive or to ensure that our products do not become obsolete. If we fail to anticipate or respond in a cost- effective and timely manner to government requirements, market trends or customer demands, or if there are any significant delays in product development or introduction, our revenues and profit margins may decline which could adversely affect our cash flows, liquidity and operating results.

If we are unable to raise additional capital to finance research and development of our new products we may be forced to forego the development of new products and limit current operations.

We anticipate that we will need to raise additional capital during the next 12 months to satisfy our expected increased research and development requirements. We are currently exploring alternatives to fulfill these requirements, but cannot assure that additional financing will be available when needed or that, if available, it will be on terms favorable to us or our stockholders. If needed funds are not available, we may be required to limit or forego the development of new products or limit the scope of our current operations, which could have a material adverse effect on our business, operating results and financial condition. If we raise needed funds through the sale of additional shares of our common stock or securities convertible into shares of our common stock it may result in dilution to current stockholders.

We substantially depend upon unaffiliated third parties for several critical elements of our business, including the development and licensing for distribution of our products.

We are dependent upon unaffiliated third party developers and suppliers for the development and manufacture of all of the components used in our dental equipment and for the development and manufacture of our consumable products. Outside of updating our current products, we do not develop any of our technology. Instead of developing technology, we continually seek out third parties that own new and innovative technology that they may be willing to license to us or develop into new dental products under a development agreement. We have had problems in the past obtaining a marketable product from companies with whom we had entered into a licensing arrangement. We entered into a licensing agreement with Ion Laser Technology under which ILT was unable to develop a product in accordance with the delivery schedule established by our agreement that met our specifications; as a result, we were forced to find an alternative product to that which we had contracted with ILT.

If we do not make certain required minimum royalty payments to Suni, and if we do not purchase required amounts of certain products manufactured by Suni, we will lose our exclusive rights to the digital x-ray technology developed for us by Suni.

In order to maintain our right to be the exclusive dental licensee of the digital x-ray technology developed by Suni, we must make significant minimum periodic royalty payments to Suni, and we must purchase a significant amount of certain products manufactured by Suni. We cannot guarantee that we will be able to make the minimum periodic royalty payments, nor can we guarantee that we will be able to purchase the amount of products that are required to maintain our right to be the exclusive distributor. If we do not make the required periodic royalty payments and purchase the required products, Suni will be able to license the developed technology to our competitors, or grant an exclusive license to a competitor, which could have a material adverse effect on our operating results and financial condition.

The government extensively regulates our products and failure to comply with applicable regulations could result in fines, suspensions, seizure actions, product recalls, injunctions and criminal prosecutions.

The United States Food and Drug Administration, as well as state and foreign agencies, regulate almost all aspects of our medical devices including:

     o    entry into the marketplace;
     o    design;
     o    testing;
     o    manufacturing procedures;
     o    reporting of complaints;
     o    labeling; and
     o    promotional activities.

Under the Federal Food, Drug, and Cosmetic Act, FDA has the authority to control the introduction of new products into the marketplace. Unless specifically exempted by the agency, medical devices enter the marketplace through either FDA clearance of premarket approval application or FDA approval of an application for 510k clearance. FDA conducts periodic inspections to assure compliance with it's regulations. The Company has applications pending for a hand held cordless curing lamp and a cordless, remote controlled, high resolution, intraoral camera. The Company expects to receive FDA 510k notification for these products prior to or during the third quarter of 2000. Any delay in receipt of FDA 510k notification for these products will delay our ability to market and sell these products and could allow our competitors to develop and introduce competing products.

Unless specifically exempted by FDA's regulations, we will need to file a 510k submission or PMA application for any new products developed in the future including any using digital x-ray technology. The process of obtaining a clearance or approval can be time-consuming and expensive. Compliance with FDA's regulatory requirements can be expensive and time consuming. We do not guarantee that the required regulatory approvals or clearances will be obtained. Any approval or clearance obtained from FDA may include significant limitations on the use of the medical device which is the subject of the approval or clearance. We cannot market a medical device if needed FDA approval or clearance is not granted. Inability to obtain such approval or clearance could result in a delay or suspension of the manufacture and sale of affected medical devices. Any such delay or suspension would have a material adverse effect on our business. In addition, changes in existing regulations or the adoption of new regulations could make regulatory compliance by us more difficult in the future. The failure to obtain the required regulatory clearances or to comply with applicable regulations could result in one or more of the following:

     o    fines;
     o    delays or suspensions of device clearances;
     o    seizure actions;
     o    mandatory recalls;
     o    injunction action; and
     o    criminal prosecution.

The loss of our chief executive officer
could result in the loss of a significant portion of our business because of his personal relationships in the industry.

Our success is highly dependent upon our Chairman of the Board and Chief Executive Officer, Robert H. Gurevitch. Unlike larger companies, we rely heavily on a small number of officers to conduct a large portion of our business. The loss of service of Robert H. Gurevitch along with the loss of his numerous contacts and relationships in the industry would have a material adverse effect on our business. We have entered into an Employment Agreement with Robert H. Gurevitch under which he has agreed to render services to us until September 30, 2002. We have obtained "key person" life insurance on Mr. Gurevitch in the amount of $2,000,000, of which we are the sole beneficiary, but there can be no assurance that the proceeds of such insurance will be sufficient to offset the loss to us in the event of his death.

None of our products are protected by patents, and therefore, they may not be adequately protected from copying by competitors.

Our future success and ability to compete is dependent in part upon our proprietary technology used in the Apollo 95E. The Apollo 95E is currently only protected by a patent in France. We are currently seeking patent protection in all of the countries of the world in which this technology can be marketed. There can be no assurance that patents outside of France will be granted for the Apollo 95E system, and, if granted, the patents will provide adequate protection for the Company's technologies. Consequently, we rely primarily on trademark, trade secret and copyright laws to protect our technology. However, there can be no assurance that third parties will not try to copy our products. In addition, many foreign countries' laws may not protect us from improper use of our proprietary technology overseas. We may not have adequate remedies if our proprietary rights are breached and therefore a breach of our proprietary rights could have a material adverse effect on our financial condition.

We are susceptible to product liability
suits and if a lawsuit is brought against us it could result in us having to pay large legal expenses and/or judgments.

Although we have not yet had any product liability claims, because of the nature of the medical/dental device industry, there can be no assurance that we will not be subject to such claims in the future. Our products come into contact with vulnerable areas of the human body, such as the mouth, tongue, teeth and gums, and, therefore, the sale and support of dental products makes us susceptible to the risk of such claims. A successful product liability claim or claim arising as a result of use of our products brought against us, or the negative publicity brought up by such claim, could have a material adverse effect upon our business. We maintain product liability insurance with coverage limits of $10,000,000 per occurrence and $11,000,000 per year. While we believe that we maintain adequate insurance coverage, we do not guarantee that the amount of insurance will be adequate to satisfy claims made against us in the future, or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts.

Issuance of preferred stock may have the effect of preventing a change of control.

We have authorized 1,000,000 shares of preferred stock, which may be issued by the Board of Directors with certain rights not granted to the holders of common stock. Issuance of such preferred stock, depending upon the terms and rights thereof, may have the effect of delaying, deterring or preventing a change of control.

The Year 2000 issue could have an impact on our information technology and non-information technology systems as well as those of our suppliers and/or customers, any of which could negatively affect sales of our products.

The Year 2000 readiness issue arises from the inability of information systems, and other time and date sensitive products and systems, to properly recognize and process date-sensitive information or system failures. The Year 2000 issue has an impact on both information technology systems and non-information technology systems, such as manufacturing systems and physical facilities including, but not limited to, security systems and utilities. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failure could materially and adversely effect our results of operations, liquidity and financial condition. Based on assessments conducted in the year ended December 31, 1999, we believe that our information technology and non-information technology systems are Year 2000 compliant. Due to the general uncertainty inherent in the Year 2000 problem, resulting primarily from the uncertainty of the Year 2000 compliance of third party suppliers and customers, we are unable to determine at this time whether the consequences of any Year 2000 non-compliance will have a material impact on our results of operations, liquidity or financial condition.

To date, we have not experienced a material Year 2000 problem relating to our information technology or non-information technology systems and have not been informed of any Year 2000 problem relating to the information technology or non-information technology systems of our vendors or customers that could have a material adverse effect on our results of operations, liquidity or financial condition. During the year ended December 31, 1999, we did not spend a material amount to assess the Year 2000 compliance of our information technology and non-information technology systems and that of our material vendors. We do not intend to make further assessments of the Year 2000 problem and does not anticipate incurring any additional expenses related to the Year 2000 problem.

Our recent sales of Series A and B
Exchangeable Preferred Stock, Common
Stock and Warrants to purchase Common
Stock may result in substantial dilution to our common shareholders.

On November 23, 1999 we sold an aggregate of 2,000 shares of Series A Exchangeable Preferred Stock ($2 million face value), 2,500 shares of Common Stock and Warrants to purchase up to 40,000 shares of Common Stock. On March 3, 2000 we sold an aggregate of 2,250 shares of Series B Exchangeable Preferred Stock ($2.25 million face value) and Warrants to purchase up to 675,000 shares of Common Stock.

Prior to March 15, 2000, holders of Series A Exchangeable Preferred Stock could exchange their shares into common stock at $4.00 per share based upon a stated value of $1,000 per share of Series A Exchangeable Preferred Stock. On and after March 15, 2000, holders of Series A Exchangeable Preferred Stock may exchange their shares for shares of common stock at the lesser of $4.00 per share or the average of the closing bid prices of the common stock during any three (3) of the prior thirty (30) consecutive trading days selected by the holder of the Series A Exchangeable Preferred Stock then being exchanged. As a result, the holders will likely be in a position to exchange their shares for shares of common stock at a discount to the then current trading price of our common stock.

Holders of Series B Exchangeable Preferred Stock may exchange their shares into common stock at a price per share equal to the lesser of $2.85 or one hundred percent (100%) of the Market Price on the date of exchange. The Market Price is the average of the closing bid prices of any three (3) of the prior thirty (30) days consecutive trading days selected by the holder of the Series B Exchangeable Preferred Stock then being exchanged. As a result, the holders of Series B Exchangeable Preferred Stock may be in a position to exchange their shares of common stock at a discount to the then current trading price of our common stock.

     The conversion price of our Series A Preferred Stock and Series B Preferred Stock is variable and may dilute the price of our common stock. On April 20, 2000, the high and low prices of our Common Stock were $1.75 and $1.375, respectively. If the trading price of our common stock declines, the number of shares of Common Stock into which the Series A Preferred Stock and Series B Preferred Stock may exchange will increase. The following table illustrates this effect:

                             Number of Shares of          Number of Shares of
                           Common Stock into which      Common Stock into which          Percentage of
                          2,000 shares of Series A      2,250 shares of Series B     Outstanding Shares of
Average Trading Price        Preferred Stock may          Preferred Stock may         Common Stock after
   of Common Stock                Exchange                      Exchange                   Exchange
---------------------     ------------------------      ------------------------     ---------------------
       $ 2.75                       727,273                      818,182                     23.8%
         2.50                       800,000                      900,000                     26.2%
         2.25                       888,889                    1,000,000                     29.1%
         2.00                     1,000,000                    1,125,000                     32.7%
         1.75                     1,142,857                    1,285,714                     37.4%
         1.50                     1,333,333                    1,500,000                     43.6%
         1.25                     1,600,000                    1,800,000                     52.3%
         1.00                     2,000,000                    2,250,000                     65.4%

We require stockholder approval or an
additional cash payment for which we may not have sufficient funds and may have to seek additional financing.

Under the rules and regulations of the Nasdaq Stock Market, we require stockholder approval to issue 20% or more of our outstanding common stock in a single transaction. Because the rate at which the Series A Preferred Stock and Series B Preferred Stock exchange into common stock fluctuates, it is possible that the number of shares of common stock into which the Series A Preferred Stock or Series B Preferred Stock may exchange could exceed 20%. We have agreed with the purchasers of the Series A Preferred Stock and the Series B Preferred Stock that we will seek stockholder approval of these issuances at the 2000 Annual Meeting of Stockholders. Prior to receiving stockholder approval, or if stockholder approval is not obtained, any attempted exchange of shares of Series A Preferred Stock or Series B Preferred Stock in excess of 19.9% of the outstanding common stock of the Company must be paid in cash to the holder of the Series A Preferred Stock or Series B Preferred Stock. Because, in connection with the sale of shares of Series B Preferred Stock, we issued warrants to purchase up to 675,000 shares of common stock (10% of our then outstanding common stock), if we do not receive stockholder approval of the Series B transaction we will likely have to honor the exchange of a significant number of shares of Series B Preferred Stock in cash. We would have to redeem the shares of Series A Preferred Stock at a price equal to 125% of the Stated Value, which is $1,000 per Share, and would also have to pay all accrued but unpaid dividends. If all Series A Preferred Stock were exchanged, we would have a cash obligation of $2.5 million, plus all accrued but unpaid dividends (if any). We would have to redeem the shares of Series B Preferred Stock at a price equal to 100% of the Stated Value, which is $1,000 per Share. If all of the Series B Preferred Stock were exchanged, we would have a cash obligation of $2.25 million. At the time of exchange, we may not have sufficient funds to honor the exchange of a significant number of shares of Series A Preferred Stock or Series B Preferred Stock in cash, and any efforts by the holders of Series A Preferred Stock or Series B Preferred Stock to receive cash in exchange for shares of Series A Preferred Stock or Series B Preferred Stock could have a material adverse effect on our liquidity and financial condition. If we are obligated to honor the exchange of shares of Series A Preferred Stock or Series B Preferred Stock in cash, we would likely have to obtain considerable financing to fulfill the obligation, We cannot guarantee that such financing will be available or, if available, that it can be obtained on terms satisfactory to us or on terms favorable to the holders of our common stock.

A decrease in the price of our common stock could increase short sales of our common stock by third parties which could result in further reductions in the price of our common stock.

Exchange of shares of our Series A Preferred Stock or Series B Preferred Stock into common stock at a discount to the market price of our common stock could result in reductions in the market price of our common stock. Downward pressure on the price of our common stock could encourage short sales of our common stock by third parties. Material amounts of short selling could place further downward pressure on the market price for our common stock. A short sale is a sale of stock that is not owned by the seller. The seller borrows the stock for delivery at the time of the short sale, and buys back the stock when it is necessary to return the borrowed shares. If the price of the stock declines between the time the seller sells short the stock and the time the seller subsequently repurchases the stock, the seller will realize a profit.

If the trading price of our common stock falls below $1.00, we may be delisted from the Nasdaq
Stock Market and the Boston Stock Exchange.

The closing sale price of our Common Stock on April 20, 2000 was $1.75 per share. Under the rules and regulations of the Nasdaq Stock Market and the Boston Stock Exchange, to maintain listing on the Nasdaq Small Cap Market and the Boston Stock Exchange we must maintain a trading price per share of more than $1.00. If the trading price per share of our common stock falls below $1.00, we may be delisted from the Nasdaq Small Cap Market and the Boston Stock Exchange. If we were delisted from the Nasdaq Small Cap Market and the Boston Stock Exchange, trading in our common stock, if any, would have to be conducted in the over-the-counter market in so-called "pink sheets" or, if then available, the OTC Bulletin Board. As a result, the holders of our common stock would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

If our Common Stock is delisted from trading on Nasdaq and the Boston Stock Exchange and the trading price is less than $5.00 per share, trading in our Common Stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally any equity security not traded on an exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market. These requirements would likely severely limit the market liquidity of our Common Stock and the ability of our shareholders to dispose of their shares, particularly in a declining market.

A large volume of sales of our common stock resulting from the exchange of shares of Series A and B Exchangeable Preferred Stock and/or the exercise of Warrants may result in downward pressure or increased volatility in the trading price of our common stock.

Because we have agreed to register for resale the 2,500 shares of Common Stock and the shares of Common Stock issuable upon exchange or exercise of the Series A and B Exchangeable Preferred Stock and the Warrants, the holders thereof may sell without regard to any volume restrictions, including the volume restrictions set forth in Rule 144 promulgated under the Securities Act of 1933. As a result, sales by the holders of Series A and B Exchangeable Preferred Stock and the Warrants could lead to an excess supply of shares of our Common Stock being sold which could, in turn, result in downward pressure or increased volatility in the trading price of our Common Stock.

If we fail to timely affect an exchange of Series A and B Exchangeable Preferred Stock for shares of Common Stock, we may be liable for significant liquidated damages.

We have agreed to effect an exchange of Series A and B Exchangeable Preferred Stock into Common Stock within four (4) trading days of receipt of a notice from a holder of Series A or B Exchangeable Preferred Stock requesting an exchange. If we fail to effect an exchange of Series A Exchangeable Preferred Stock into Common Stock within four (4) trading days of receipt of a valid notice, we have agreed to pay to the holder of Series A and B Exchangeable Preferred Stock requesting the exchange liquidated damages in an amount equal to $100 per day for the first ten (10) days and $200 per day thereafter for each $5,000 in liquidation preference amount then being exchanged. An obligation to pay these liquidated damages could have a material adverse effect on our liquidity and cash flows.

We face the potential loss of our Telicam component supply, and other claims of Boston
Marketing, which could result in significant liability, disrupt our operations and adversely affect our operating results.

Effective October 1, 1996, we amended our distribution agreement ("BMC Distribution Agreement") with Boston Marketing, a licensed distributor of the Teli manufactured CCD chip which includes the Teli CCU processor. Pursuant to the BMC Distribution Agreement, we have the exclusive right (i) to market certain Teli manufactured CCD chip assemblies with CCU processors (each a "Teli Unit," and collectively the "Teli Units") to the dental market, and (ii) to use the "TeliCam" trademark. The Teli Units are key components of our intraoral digital cameras. The BMC Distribution Agreement has a five-year initial term. The BMC Distribution Agreement is terminable by Boston Marketing if we fail to meet our annual minimum purchase obligation. In April 2000 we were served with a lawsuit that makes numerous claims including the allegation that we failed to make the minimum purchases for calendar year 1999.

We are investigating the claims made by Boston Marketing in their complaint. During the fiscal year ended December 31, 1999, we purchased fewer than 2,500 units under the BMC Distribution Agreement. Boston Marketing has refused to accept a subsequently placed order. We intend to defend this matter vigorously and believe we have meritorious defenses to this suit. However, if the BMC Distribution Agreement is canceled because of failure to meet minimum purchase requirements, we would need to obtain an alternative source of supply. Management believes that, if necessary, other CCD chips, CCU processors and frame grabbers could be obtained from third-party suppliers on comparable terms, although a disruption in supplies of components could extend for several months, which could materially adversely affect our operating results. In addition, if we were forced to seek supplies of CCD chips, CCU processors and frame grabbers not manufactured by Teli, we may not be able to market the units incorporating those CCD chips, CCU processors and frame grabbers under the "TeliCam" trademark which could materially adversely affect our operating results.

                               LEGAL PROCEEDINGS

During the fiscal year ended December 31, 1999, we purchased fewer than 2,500 units under the Boston Marketing Distribution Agreement. Boston Marketing has refused to accept a subsequently placed order. On April 7, 2000 Boston Marketing filed suit in Los Angeles Superior Court alleging breach of contract and seeking unspecified damages. We are investigating the allegations and have not yet responded to the suit. We intend to defend the action vigorously and believe that we have meritorious defenses to the suit. However, because the discovery process has not yet commenced, we are not able to estimate the extent of liability, if any, that we face as a result of this suit. Management believes that, if necessary, other CCD chips, CCU processors and frame grabbers could be obtained from third-party suppliers on comparable terms, although a disruption in supplies of components could extend for several months, which could materially adversely affect our operating results. In addition, if we were forced to seek supplies of CCD chips, CCU processors and frame grabbers not manufactured by Teli, we may not be able to market the units incorporating those CCD chips, CCU processors and frame grabbers under the "TeliCam" trademark which could materially adversely affect our operating results.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered by the selling security holders, under this prospectus. We will pay all costs, expenses and fees in connection with the registration of the shares offered under this prospectus.

                            SELLING SECURITY HOLDERS

The following table sets forth the names of the Selling Security Holders and the maximum amount of Common Stock which may be offered for the accounts of the Selling Security Holders under this prospectus.

                                   Number of
                                   Shares of
                                     Common
                                     Stock
                                   Underlying
                                    Series B
                                  Exchangeable      Number of       Number of         Common      Percentage of
                                   Preferred       B-1 Warrant     B-2 Warrant        Stock        Outstanding
     Name of Selling Security        Stock            Shares          Shares         Offered         Common
             Holders                Owned(1)        Owned (2)       Owned (3)       Hereby(4)       Stock (5)
------------------------------   --------------    -----------     -----------     -----------    --------------
AMRO International, S.A.            1,200,000        100,000         200,000        1,500,000        18.76%
c/o Ultra Finanz AG
Grossmuensterplatz 6
Zurich, CH-8022 Switzerland

Esquire Trade & Finance Inc.          420,000         35,000          70,000         525,000          7.48%
P.O. Box 2154
Baar, CH-6342 Switzerland

Austinvest Anstalt Balzers            420,000         35,000          70,000         525,000          7.48%
Landstrasse 938
9494 Balzers
Furstentum, Liechtenstein

Leval Trading                         360,000         30,000          60,000         450,000          6.48%
c/o Thierry Vegmann
14 Rue du Conseil General
1205 Geneva Switzerland

The Keshet Fund, L.P.                 180,000         15,000          30,000         225,000          3.35%

Talbiya B. Investments                120,000         10,000          20,000         150,000          2.26%

(1) In March 2000, AMRO International, S.A., Esquire Trade & Finance Inc., Austinvest Anstalt Balzers, Leval Trading, The Keshet Fund, L.P. and Talbiya B. Investments (collectively, the "Investors") acquired an aggregate of 2,250 shares of Series B Exchangeable Preferred Stock. The Series B Exchangeable Preferred Stock has an aggregate stated value of $2.25 million and is exchangeable into Common Stock at a rate per share equal to the lesser of (a) $2.85 or (b) one hundred percent (100%) of the Market Price on the date of the exchange. The Market Price is the average of the closing bid prices of any three (3) of the prior thirty (30) consecutive trading days selected by the holder of the Series B Exchangeable Preferred Stock then being exchanged. By agreement with the Investors, we have agreed to register for resale 175% of the shares of Common Stock issuable upon exchange of the Series B Exchangeable Preferred Stock, assuming an exchange in full on the trading day prior to our filing the registration statement of which this prospectus is a part. Because the number of shares of Common Stock issuable upon exchange of Series B Exchangeable Preferred Stock is not determinable until the date of the exchange, each number in this column represents 175% of the shares of Common Stock issuable upon exchange of Series B Exchangeable Preferred Stock, assuming exchange in full by each Selling Security Holder on April 20, 2000.

(2) In March 2000, the Investors received Warrants to purchase up to an aggregate 225,000 shares of Common Stock at a purchase price of $2.51 per share (the "B-1 Warrants").

(3) In March 2000, the Investors received Warrants to purchase up to an aggregate 450,000 shares of Common Stock at a purchase price of $3.50 per share (the "B-2 Warrants").

(4) Because the number of shares of Common Stock issuable upon exchange of Series B Exchangeable Preferred Stock is not determinable until the date of the exchange, each number in this column includes 175% of the shares of Common Stock issuable upon exchange of Series B Exchangeable Preferred Stock, assuming exchange in full by each Selling Security Holder on the original issuance date. The Series B Exchangeable Preferred Stock is not exchangeable by any holder to the extent that following such exchange, such holder would be the beneficial owner of more than 9.9% of our Common Stock. Accordingly, the percentages shown under the column heading "Percentage of Outstanding Common Stock" are for illustrative purposes only.


                                    Page 16


(5)  Based on 6,497,564 shares outstanding as of March 24, 2000.

     The Selling Security Holders may offer all or some portion of the Common Stock that they have the right to acquire upon exchange of the Series B Exchangeable Preferred Stock. Accordingly, no estimate can be given as to the amount of the Common Stock that will be held by the Selling Security Holders upon termination of any such sales. In addition, the Selling Security Holders may have sold, transferred or otherwise disposed of all or a portion of their Series B Exchangeable Preferred Stock since the date on which they provided the information regarding the Series B Exchangeable Preferred Stock in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

     The Selling Security Holders may from time to time offer and sell any or all of the Common Stock issuable upon exchange of the Series B Exchangeable Preferred Stock. The term Selling Security Holders includes the holders listed in any Supplement to this Prospectus and the beneficial owners of the Series B Exchangeable Preferred Stock and their transferees, pledges, donees or other successors. Any supplement will contain certain information with respect to the Selling Security Holders and the respective number of shares of Common Stock beneficially owned by the Selling Security Holders that may be offered pursuant to this Prospectus. Such information will be obtained from the Selling Security Holders.

     Under the Securities Exchange Act of 1934 and the regulations promulgated thereunder, any person engaged in a distribution of the shares of the Common Stock offered by this Prospectus may not simultaneously engage in market making activities with respect to our shares of Common Stock during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Security Holders will need to comply with applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Common Stock by the Selling Security Holders. Regulation M contains certain limitations and prohibitions intended to prevent issuers and selling security holders and other participants in a distribution of securities from conditioning the market through manipulative or deceptive devices to facilitate the distribution.

     We will bear all costs, expenses and fees in connection with the registration of the Selling Security Holders' shares. All brokerage commissions, if any, attributable to the sale of the Selling Security Holders' shares will be borne by them.

                              PLAN OF DISTRIBUTION

     On March 3, 2000, we sold, pursuant to an Exchangeable Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated as of February 24, 2000 with the Selling Security Holders, an aggregate of 2,250 shares of Series B Exchangeable Preferred Stock and Warrants to purchase up to 675,000 shares of Common Stock. We received gross proceeds from this transaction of $2,250,000.

     Our Series B Exchangeable Preferred Stock has an aggregate stated value of $2,250,000 and is exchangeable into Common Stock at a rate per share equal to the lesser of (a) $2.85 or (b) one hundred percent (100%) of the Market Price on the date of exchange. The table below sets forth the number of shares of our Common Stock that the Selling Security Holders would acquire if they elected to convert the entire $2,250,000 aggregate stated amount of Series B Exchangeable Preferred Stock. The share amounts assume exchange prices of $2.75, $2.50, $2.25, $2.00, $1.75 and $1.50. There were 6,497,564 shares of our Common Stock outstanding on March 24, 2000 and the closing price of our Common Stock on April 20, 2000 was $1.75.

                          Shares of Common Stock     Percentage of Outstanding
Assumed Exchange Price     Issued Upon Exchange     Common Stock after Exchange
----------------------    ----------------------    ---------------------------
        $2.75                    818,182                    11.18%

        $2.50                    900,000                    12.17%

        $2.25                  1,000,000                    13.34%

        $2.00                  1,125,000                    14.76%

        $1.75                  1,285,714                    16.52%

        $1.50                  1,500,000                    18.76%

        $1.25                  1,800,000                    21.69%

        $1.00                  2,250,000                    25.72%

     The Selling Security Holders have advised us that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Security Holders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Boston Stock Exchange, on the Nasdaq SmallCap market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Security Holders or by agreements between the Selling Security Holders and underwriters, brokers, dealers or agents or purchasers. If the Selling Security Holders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Security Holders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Because the Selling Security Holders may each be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the Selling Security Holders will be subject to prospectus delivery requirements under the Securities Act. Furthermore, in the event of a "distribution" of its shares, the Selling Security Holders, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934 until its participation in the distribution is completed.

     To comply with the securities laws of certain jurisdictions, if applicable, the shares of Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the shares of Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

     The Selling Security Holders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, which provisions may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Security Holders. The foregoing may affect the marketability of the shares of Common Stock.

     We have agreed to pay all expenses of the registration of the shares, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Security Holders will pay all underwriting discounts and selling commissions, if any. The Selling Security Holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution from us in connection therewith.

                       WHERE YOU CAN FIND MORE INFORMATION

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov." You can also inspect such reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents:

          o Annual Report on Form 10-KSB/A for the year ended December 31, 1999.

          o Description of our capital stock contained on page 45 of our amendment No. 2 on Form SB-2 (File # 33-22507).

          o All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the offering of the common stock is terminated.

You may request a copy of the information incorporated by reference, at no cost, by contacting us at the following address or telephone number:

                          Bette Smith
                          Dental/Medical Diagnostic Systems, Inc.
                          200 North Westlake Boulevard, Suite 202
                          Westlake Village, California 91362
                          (805) 381-2700

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The Investors should not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                                  LEGAL MATTERS

Troop Steuber Pasich Reddick &Tobey, LLP, Los Angeles, California, has rendered an opinion as to the validity of the common stock covered by this prospectus.

                                     EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB/A for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify our directors and executive officers and any of our other officers, employees and agents to the fullest extent permitted by Delaware law. Our Bylaws also empower us to enter into indemnification agreements with any such persons and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

Our Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to us and to our stockholders. Such provision does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. Each director continues to be subject to liability for breach of the director's duty of loyalty, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II             INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses, to be borne by the selling stockholder, in connection with the offering are as follows:

                                                                Amount
                                                             ------------
     Registration Fee Under Securities Act of 1933.......     $   1,392
     NASD Filing Fee.....................................     $      *
     Blue Sky Fees and Expenses..........................     $      *
     Printing and Engraving Certificates.................     $      *
     Legal Fees and Expenses.............................     $  10,000
     Accounting Fees and Expenses........................     $  10,000
     Registrar and Transfer Agent Fees...................     $      *
     Miscellaneous Expenses..............................     $      *
                                                             ------------
                  TOTAL..................................     $  21,392
                                                             ============
-----------------
* Not applicable or none.


ITEM 15   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by the Delaware General Corporation Law ("DGCL"), the Company's Amended and Restated Certificate of Incorporation limits the personal liability of directors to Dental/Medical Diagnostic Systems, Inc. or monetary damages for certain breaches of fiduciary duty. Liability is not eliminated for (i) any breach of the director's duty of loyalty to Dental/Medical Diagnostic Systems, Inc. or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

Dental/Medical Diagnostic Systems, Inc. has also entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide that the directors and executive officers will be indemnified to the fullest extent permitted by applicable law against all expenses (including attorneys' fees), judgments, fines and amounts reasonably paid or incurred by them for settlement in any threatened, pending or completed action, suit or proceeding, including any derivative action, on account of their services as a director or officer of Dental/Medical Diagnostic Systems, Inc. or of any subsidiary of Dental/Medical Diagnostic Systems, Inc. or of any other company or enterprise in which they are serving at the request of Dental/Medical Diagnostic Systems, Inc. No indemnification will be provided under the indemnification agreements, however, to any director or executive officer in certain limited circumstances, including on account of knowingly fraudulent, deliberately dishonest or willful misconduct. To the extent the provisions of the indemnification agreements exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

Dental/Medical Diagnostic Systems, Inc. has purchased a directors and officers liability insurance policy in the amount of $5,000,000.

ITEM 16   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

See the Exhibit Index of this Registration Statement.

ITEM 17   UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Westlake Village, State of California, on April 24, 2000.

                                   DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
                                   (Registrant)


                                    By:   /S/ ROBERT H. GUREVITCH
                                        ----------------------------------
                                        Robert H. Gurevitch
                                        Chairman of the Board and
                                        Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert H. Gurevitch and Stephen F. Ross and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

      SIGNATURE                         TITLE                      DATE
      ---------                         -----                      ----

/S/ ROBERT H. GUREVITCH     Chairman of the Board and
------------------------    Chief Executive Officer             April 24, 2000
 Robert H. Gurevitch

/S/ STEPHEN F. ROSS         Chief Financial Officer and
------------------------    Chief Accounting Officer            April 24, 2000
   Stephen F. Ross

/S/ JACK D. PRESTON
------------------------    Executive Vice President and        April 24, 2000
   Jack D. Preston          Director

/S/ MARVIN H. KLEINBERG
------------------------    Director                            April 24, 2000
  Marvin H. Kleinberg

/S/ JOHN KHADEMI
------------------------    Director                            April 24, 2000
    John Khademi

                                  EXHIBIT INDEX


NO.       ITEM
---       ----

4.1 Certificate of Designations, Preferences and Rights of Series B Exchangeable Preferred Stock of the Registrant. [Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1999.]

5.1       Opinion of Troop Steuber Pasich Reddick & Tobey, LLP.

23.1      Consent of PricewaterhouseCoopers LLP

23.2 Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included as part of Exhibit 5.1)

24.1      Power of Attorney (included in signature page).